

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 – 7˚ andar
22640-102 Rio de Janeiro, RJ, Brazil

   Re: TIM Participações S.A.
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed June 30, 2010
     File No. 1-14491

Dear Mr. Zezza:

  We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director